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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  EQUITEX, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.02 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   294592 30 8
                                 (CUSIP Number)

     Wayne William Mills                            William M. Mower, Esq.
  The Colonnade, Suite 290                   Maslon Edelman Borman & Brand, LLP
   5500 Wayzata Boulevard                            3300 Norwest Center
Golden Valley, Minnesota 55416                 Minneapolis, Minnesota 55402
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MAY 26, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No. 294592 30 8                                          Page 2 of 4 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         WAYNE WILLIAM MILLS
           S.S. No.  ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                          (b)[_]
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3        SEC Use Only

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4        Source of Funds*

         PF
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5        Check Box If Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
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6        Citizenship or Place of Organization

         USA
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                     7        Sole Voting Power

                              490,000
                     -----------------------------------------------------------
     NUMBER OF       8        Shared Voting Power
       SHARES
    BENEFICIALLY              0
       OWNED         -----------------------------------------------------------
      BY EACH        9        Sole Dispositive Power
     REPORTING
    PERSON WITH:              490,000
                     -----------------------------------------------------------
                     10       Shared Dispositive Power

                              0
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         490,000 shares
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12       Check Box if the Aggregate amount in Row (11) Excludes
         Certain Shares*                                                    [_]
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13       Percent of Class Represented by Amount in Row (11)

         11.4%
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14       Type of Reporting Person*

         IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") dated October 8, 1998 to the Statement on Schedule 13D dated February 19, 1998 (as amended, the "Schedule 13D") relates to the Common Stock, $.02 par value per share (the "Common Stock") of Equitex, Inc., a Delaware corporation (the "Issuer"), and is being filed by Wayne William Mills pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to
Item 5(c) was $471,875. All such purchases were paid for with personal funds. The shares acquired on September 21, 1998 were acquired by open market purchase. The shares acquired on October 5, 1998 were acquired in a private transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owns 490,000 shares of the outstanding Common Stock of the Issuer, representing approximately 11.4% of the Common Stock outstanding (based upon 4,290,315 shares outstanding on July 27, 1998, as reported in the Issuer's most recent filing with the Securities and Exchange Commission).

         (b) The Reporting Person has sole dispositive and voting power of these shares.

         (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Person within the preceding 60 days:


   Reporting       Type of                            Number          Price per
    Person      Transaction        Trade Date       of Shares           Share
-------------------------------------------------------------------------------
Wayne Mills           Buy            9/21/98        25,000             $5.875
Wayne Mills           Buy            10/5/98       100,000              3.25

         (d)  Not applicable.

         (e) Not applicable. The Reporting Person still beneficially owns more than five percent of the Issuer's outstanding Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits are filed with this amendment.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief,

the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 8, 1998


                                                    By   /s/ Wayne William Mills
                                                         -----------------------
                                                         Wayne William Mills






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